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                                                            OMB APPROVAL
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                                                            OMB Number:
                                 UNITED STATES              3235-0145
                            SECURITIES AND EXCHANGE         -------------------
                                   COMMISSION               Expires: December
                             Washington, D.C. 20549         31, 2005
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                                  SCHEDULE 13D              Estimated average
                                                            burden hours per
                                                            response. . 11
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                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          Velocity Express Corporation
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                                (Name of Issuer)

                          Common Stock, $.004 Par Value
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                         (Title of Class of Securities)

                                    92257T103
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                                 (CUSIP Number)

   One Morningdale Drive North, Bldg. B, Suite 300, Westport Connecticut 06880
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2005
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             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No.   92257T103
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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only)
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      Scorpion Capital Partners, L.P. (20-1155319)
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
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      (a)   [ ]
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      (b)   [ ]
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)         WC
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [ ]
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6.    Citizenship or Place of Organization Delaware
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                  7.    Sole Voting Power
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Number of         1,369,516* shares of common stock represented by 1,369,516
Shares            shares of Series M Preferred Stock, par value $0.004 per
Beneficially      share ("Series M Preferred Stock")
Owned by    -------------------------------------------------------------------
Each              8.    Shared Voting Power
Reporting   -------------------------------------------------------------------
Person With       219,122* shares of common stock represented by 219,122 shares of Series M Preferred Stock
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                  9.    Sole Dispositive Power
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                  1,369,516* shares of common stock represented by 1,369,516 shares of Series M Preferred Stock
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                  10.   Shared Dispositive Power
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                  219,122* shares of common stock represented by 219,122 shares of Series M Preferred Stock
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person
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      1,588,638*
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) [ ]
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13.   Percent of Class Represented by Amount in Row (11)
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      10.84%*
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14.   Type of Reporting Person (See Instructions)        PN
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*Expressed after giving effect to the reverse split of Common Stock approved by the shareholders on February 14, 2005, whereby one share of Common Stock is issued for 50 shares of Common Stock.
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

Item 1.  Security and Issuer

      The class of equity security to which this statement relates is the common stock, par value $0.004 per share (the "Common Stock"), of Velocity Express Corporation, a Delaware corporation (the "Issuer"), all of which are represented by an aggregate of 1,588,638 shares of Series M Preferred Stock convertible into common stock. The name and address of the principal executive offices of the Issuer are Velocity Express Corporation, One Morningdale Drive North, Building B, Suite 300, Westport, Connecticut 06880.

Item 2.  Identity and Background

(a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

Scorpion Capital Partners, L.P., a Delaware limited partnership ("Scorpion
     Capital"), by virtue of its deemed beneficial ownership of 1,588,638 shares of common stock represented by 1,369,516 shares of Series M Preferred Stock

Scorpion Acquisition, LLC, a Delaware limited liability company ("Scorpion
     Acquisition"), by virtue of its deemed beneficial ownership of 219,122 shares of common stock represented by 219,122 shares of Series M Preferred Stock;

Scorpion GP, LLC, a Delaware limited liability company ("Scorpion GP"), by virtue of its status as the general partner of Scorpion Capital;

KevinR. McCarthy, an individual and citizen of the United States of America, by virtue of his status as a General Partner of Scorpion Capital and the Managing Member of Scorpion Acquisition and Scorpion GP;

Nuno Brandolini, an individual and resident alien of the United States of America, by virtue of his status as a General Partner of Scorpion Capital and Managing Member of Scorpion Acquisition and Scorpion GP.

all of whom are collectively referred to as the "Reporting Persons."

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b) The address of the principal business office of each of the Reporting Persons is: 245 Fifth Avenue, 25th Floor, New York, New York 10016.

(c) Scorpion Capital is a $120,000,000 private equity fund. Scorpion Capital is a federally licensed Small Business Investment Company under the Small Business Investment Act of 1958. Scorpion Acquisition is an affiliate of Scorpion Capital and is also a private equity fund. Scorpion GP is the general partner of Scorpion Capital and is engaged in the business of managing Scorpion Capital. Each of the Reporting Persons is a private equity investment fund or is involved in the management of private equity or other investment funds. Each of Messrs. McCarthy and Brandolini are Managing Members of Scorpion Acquisition and Scorpion GP.

(d) -(e) Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

      None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers or managing directors (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

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

Item 3.  Source and Amount of Funds or Other Consideration

      On December 21, 2004, Scorpion Capital, Scorpion Acquisition and other third parties entered into a purchase agreement (the "Purchase Agreement") with the Issuer pursuant to which the investors invested an aggregate amount of approximately $21.0 million of new equity capital into the Issuer. The investment was initially in the form of a convertible note that would automatically convert into Series M Preferred Stock, par value $0.004 per share ("Series M Preferred") upon approval of the transaction by the Issuer's shareholders. The Series M Preferred accrued cumulative paid-in-kind dividends equal to 6% per annum and would convert on a one-to-one basis into shares of Common Stock. The proceeds will be used for general working capital needs consistent with financial budgets approved from time to time by the Issuer's Board of Directors. Shareholder approval of the transaction was obtained on February 14, 2005.

      As part of the transaction, the investors required that the Issuer's charter be amended in a number of respects, including a requirement that, upon shareholder approval for the transaction, all preferred shareholders automatically convert their shares of preferred stock to common stock. In the event of any liquidation or winding up of the Issuer, the holders of the Series M Preferred Stock will be entitled to a preference on liquidation equal to one times (1x) the original purchase price of the Series M Preferred Stock plus accrued and unpaid dividends. A consolidation or merger of the Issuer or a sale of substantially all of its assets shall be treated as a liquidation for these purposes.

      The investors also entered into a Registration Rights Agreement, pursuant to which the Issuer agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the securities issuable upon the conversion of the Series M Preferred Stock (among other securities and subject to certain conditions) no later than 60 days after April 30, 2005.

      Under the Purchase Agreement, the Issuer was also permitted to sell up to an additional $2,000,000 in principal amount of the Notes ("Additional Notes") under the terms of the Purchase Agreement for up to 30 days after the December 21, 2004 ("Additional Note Sale Period"). By January 27, 2005, all of the Investors consented to extending the Additional Note Sale Period until January 31, 2005. The Issuer sold an additional $1,910,000 in principal amount of the Additional Notes on January 31, 2005 in a private placement to certain holders of its Series M Preferred Stock.

      On February 14, 2005, the shareholders approved a reverse split of the Issuer's Common Stock whereby the Issuer will issue one new share of Common Stock for 50 shares of the Issuer's Common Stock. The number of shares referenced in this schedule all reflect the foregoing reverse split.

Item 4.  Purpose of Transaction

      The Reporting Persons beneficially acquired the shares of Common Stock, as represented by their shares of Series M Preferred Stock, for investment purchases. As a result of the transaction, the Reporting Persons acquired beneficial ownership of approximately 10.84% of the Issuer's issued and outstanding Common Stock.

      Depending on various factors including, without limitation, the Issuer's business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, acquiring additional shares or disposing of shares if they deem such action to be in their best interests.

      As of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;


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

(f)   Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)   Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

(a) As of the date hereof, each of the Reporting Persons may be deemed to the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 1,588,638 shares of Common Stock, which are represented by 1,588,638 shares of Series M Preferred Stock, or beneficial ownership of approximately 10.84% of the issued and outstanding common stock of the Issuer, based upon the information provided by the Issuer to the Reporting Persons.

(b) Except as stated in Item 6 below, Scorpion Capital has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,369,516 shares of Common Stock and shares the power to vote or direct the vote and to dispose or direct the disposition of an additional 219,122 shares of Common Stock with Scorpion Acquisition, for an aggregate amount of 1,588,638 shares. Each Reporting Person other than Scorpion Capital may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of such 1,588,638 shares of Common Stock.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)   Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Scorpion Capital and Scorpion Acquisition are parties to that certain Voting Agreement dated February 10, 2005. The Voting Agreement will limit the voting rights under the Series M Preferred Stock such that the holders will only vote 30.708% of all of the Series M Preferred Stock held by them at any time and without regard to any anti-dilution adjustments to the conversion price of the Series M Preferred Stock on any matters that the Series M Preferred Stock is voting together with the Common Stock of the Company as a single class. The Voting Agreement also prevents any purchaser from transferring the shares of Series M Preferred Stock unless and until the transferee agrees in writing to be bound by the terms of the Voting Agreement. Furthermore, the Issuer has agreed that it will not issue any Series M Preferred to anyone unless the recipient agrees to be bound by the terms of the Voting Agreement. This agreement to limit voting does not apply to matters in which holders of the Series M Preferred Stock are voting as a separate class or any shares of Common Stock held by Series M Preferred Stock holders, whether acquired through conversion of the Series M Preferred Stock or otherwise. The Voting Agreement terminates with respect to each holder of the Series M Preferred Stock upon the earlier to occur of: (i) the receipt by the Issuer of written notification from Nasdaq that the ownership and voting of the Series M Preferred Stock does not conflict with Nasdaq Marketplace Rule 4351 or any successor thereto, (ii) upon the conversion of all such preferred shares owned by such stockholder into Common Stock pursuant to the terms of the Series M Preferred Stock or (iii) upon such stockholder no longer owning any Series M Preferred Stock.

      Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as

Exhibit A. Purchase Agreement dated December 21, 2004, by and among Velocity Express Corporation, Scorpion Capital, Scorpion Acquisition and certain other investors set forth in the Purchase Agreement (incorporated by reference from Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed December 27,
2004).

Exhibit B. Form of 6% Convertible Note dated December 21, 2004, made by Velocity Express Corporation in favor of the holders of the Series M Preferred Stock (incorporated by reference from Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed December 27, 2004).

Exhibit C. Security Agreement dated December 21, 2004, by and among Velocity Express Corporation, Velocity Express, Inc. in favor of Scorpion Capital, Scorpion Acquisition and certain other investors set forth in the Security Agreement (incorporated by reference from Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed December 27, 2004).

Exhibit D. Certificate of Designations, Preferences and Rights of Series M Convertible Preferred Stock of Velocity Express Corporation (incorporated by reference from Exhibit 10.6 of the Issuer's Current Report on Form 8-K filed December 27, 2004).

Exhibit E. Registration Rights Agreement dated December 21, 2004, by and among Velocity Express Corporation, Scorpion Capital, Scorpion Acquisition and certain other investors set forth in the Registration Rights Agreement (incorporated by reference from Exhibit 10.7 of the Issuer's Current Report on Form 8-K filed December 27, 2004).

Exhibit F. Voting Agreement dated February 10, 2005, by and among Velocity Express Corporation, Scorpion Capital, Scorpion Acquisition and certain other investors set forth in the Voting Agreement (incorporated by reference from Exhibit 10.1 to the Issuer's Current Report of Form 8-K filed on February 11,
2005).

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 23, 2005                        SCORPION CAPITAL PARTNERS, L.P.
                                                By:  Scorpion GP, LLC,
                                                Its: General Partner

                                                  By:  /s/ Nuno Brandolini
                                                       ------------------------
                                                  Name:  Nuno Brandolini
                                                  Title: Manager

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